210, 1167 Kensington Cr. N.W
Calgary, Alberta
Canada T2N 1X7

FOR IMMEDIATE RELEASE

Oncolytics Biotech® Inc. Collaborators Present Data from U.K. Translational Colorectal Cancer Study at the International Symposium on CTL and Immunostimulation

CALGARY, AB, --- October 26, 2010 - Oncolytics Biotech Inc. (“Oncolytics”) (TSX:ONC, NASDAQ:ONCY) announced today that interim data from a U.K. translational clinical trial (REO 013) investigating intravenous administration of REOLYSIN® in patients with metastatic colorectal cancer prior to surgical resection of liver metastases was presented at the International Symposium on Cytotoxic T-lymphocytes (CTL) and Immunostimulation being held in Pamplona, Spain. The presentation was given by principal investigator Professor Alan Melcher of Leeds Institute of Molecular Medicine, University of Leeds, UK.

The trial is an open-label, non-randomized, single centre study of REOLYSIN given intravenously to patients for five consecutive days in advance of their scheduled operations to remove colorectal cancer deposits metastatic to the liver. Patients were treated with intravenous REOLYSIN at 1x1010 TCID50, one to three weeks prior to planned surgery. After surgery, the tumour and surrounding liver tissue was assessed for viral status and anti-tumour effects.

On histological analysis of six patients to date, there was evidence of replication and tumour cell death in the tumours of four of six patients, two of which had confirmed Kras mutations in codon 12 (the most common ras mutation).  The other two of these four patients’ samples were still being analyzed for Kras status. There was no evidence of replication in samples analyzed from two of the six patients.  The researchers concluded that reovirus can be successfully delivered specifically to colorectal liver metastases following intravenous administration as a monotherapy and that pre-operative treatment was safe, suggesting that application of oncolytic viral therapy can be widened to the neoadjuvant setting. Further translational studies with biological endpoints, particularly co-administering reovirus with chemotherapy, would further inform how to maximize the efficacy of this novel biotherapy in cancer patients.

“This compelling data shows that following even a single course of treatment with REOLYSIN that reovirus can target and replicate specifically in metastatic colorectal cancer tumours and that there is a correlation with Kras status,” said Dr. Brad Thompson, President and CEO of Oncolytics. “The interim findings from this study are further supportive of our decision to conduct a Phase I study of REOLYSIN in combination with FOLFIRI in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer.”

About Oncolytics Biotech Inc.
Oncolytics is a Calgary-based biotechnology company focused on the development of oncolytic viruses as potential cancer therapeutics. Oncolytics’ clinical program includes a variety of human trials including a Phase III trial in head and neck cancers using REOLYSIN, its proprietary formulation of the human reovirus. For further information about Oncolytics, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements, including the implication of materials presented at the International Symposium on CTL and Immunostimulation with respect to REOLYSIN, and the Company’s belief as to the potential of REOLYSIN as a cancer therapeutic, involve known and unknown risks and uncertainties, which could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN as a cancer treatment, the tolerability of REOLYSIN outside a controlled test, the success and timely completion of clinical studies and trials, the Company’s ability to successfully commercialize REOLYSIN, uncertainties related to the research and development of pharmaceuticals and uncertainties related to the regulatory process. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake to update these forward-looking statements, except as required by applicable laws.

FOR FURTHER INFORMATION PLEASE CONTACT:
For Canada: The Equicom Group Nick Hurst 300 5th Ave. SW, 10th Floor Calgary, Alberta, T2P 3C4 Tel: 403.218.2835 Fax: 403.218.2830 nhurst@equicomgroup.com	For United States: The Investor Relations Group Erika Moran 11 Stone St, 3rd Floor New York, NY 10004 Tel: 212.825.3210 Fax: 212.825.3229 emoran@investorrelationsgroup.com